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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POLARIS PRIVATE PLACEMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

735 JOHNNIE DODDS BLVD, SUITE 105
(No. and Street)

MT. PLEASANT	SC	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY DIAMOS (404) 536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, P.C.
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Building , Ste 1680	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN C. PERNELL, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POLARIS PRIVATE PLACEMENTS, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

Lindsay A. Best exp. 3/20/2024

Notary Public

LINDSAY A. BEST NOTARY PUBLIC CRAVEN COUNTY, NC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POLARIS PRIVATE PLACEMENTS, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2019
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

POLARIS PRIVATE PLACEMENTS, LLC

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Polaris Private Placements, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Polaris Private Placements, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 12, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

POLARIS PRIVATE PLACEMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash	$	11,104
Total Assets	**$**	**11,104**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses		726
Due to related party		1,400
Total Liabilities	$	2,126
MEMBER'S EQUITY		8,978
Total liabilities and member's equity	**$**	**11,104**

***The accompanying notes are an integral part of this statement.**

POLARIS PRIVATE PLACEMENTS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

EXPENSES		
Professional fees		14,269
Licenses and registration		6,417
Other operating expenses		4,634
Occupancy		1,200
Technology and communication		671
Total expenses	$	27,191
NET LOSS	**$**	**(27,191)**

The accompanying notes are an integral part of this statement.

POLARIS PRIVATE PLACEMENTS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

BALANCE, December 31, 2018	$	16,669
Contributions		19,500
Net Loss	$	(27,191)
BALANCE, December 31, 2019	**$**	**8,978**

The accompanying notes are an integral part of this statement.

POLARIS PRIVATE PLACEMENTS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(27,191)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in accounts payable and accrued expenses		(10,078)
Increase in due to related party		1,400
Net cash used by operating activities	$	(35,869)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Contributions		19,500
NET CASH PROVIDED BY FINANCING ACTIVITIES	$	19,500
NET DECREASE IN CASH		(16,369)
CASH, at beginning of year	$	27,473
CASH, at end of year	$	**11,104**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Polaris Private Placements, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA). The Company is a South Carolina limited liability company. The Company received approval as a FINRA member broker dealer on June 1, 2018. The Company's revenue will primarily be commissions and fees generated from private placements and sale of limited partnerships in primary distributions.

As a limited liability company, the member's liability is limited to its investment.

Revenue Recognition

The Company has yet to generate any revenue from customers. The Company's revenue will primarily be commissions and fees generated from private placements and sale of limited partnerships in primary distributions.

The Financial Accounting Standards Board (FASB), has issued a comprehensive revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the Member for taxation purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital of $8,978, which was $3,978 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.2 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 4 - CONTINGENCIES

The Company is subject to various claims and legal proceedings arising from the normal course of business. Management is not aware of any legal proceedings where the Company is named.

NOTE 5 - RELATED PARTY TRANSACTION

The Company has a month-to-month lease with a related party for office premises for rent of $100 monthly. The balance due to related party in the accompanying financial statements are from this lease arrangement.

NOTE 6 - NET LOSS

The Company incurred a loss for 2019 arising from a lack of revenues and was dependent on its Member for capital contributions for working capital and to meet its net capital requirement. The Member has represented that it has the means and intention to provide capital contribution as needed to ensure the Company's survival for one year from the date of issuance of the financial statements.

SUPPLEMENTARY INFORMATION

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934
As of December 31, 2019

NET CAPITAL		
Member's equity	$	8,978
Total non-allowable assets	$	-
NET CAPITAL	$	8,978
Minimum requirements of 6-2/3 % of aggregate indebtedness of $2,126 or $5,000, whichever is greater	$	5,000
Excess net capital	$	3,978
AGGREGATE INDEBTEDNESS:	**$**	**2,126**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		**.2 to 1**

NOTE:
There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with unaudited Form X-17A-5 Part IIA Filing, as of December 31, 2019.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Polaris Private Placements, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Polaris Private Placements, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Polaris Private Placements, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Polaris Private Placements, LLC stated that Polaris Private Placements, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Polaris Private Placements, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Polaris Private Placements, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 12, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Rule 15C3-3 Exemption Report

Polaris Private Placements, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.1 7a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

- Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3- 1(a)(2)(vi) (the Net Capital Rule).
- Operate pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). Polaris Private Placements, LLC does not and will not hold customer funds or safekeep customer securities.

During the fiscal year ending December 31, 2019, Polaris Private Placements, LLC met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, John C. Pernell, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Executive Officer

Date: 02/18/2020